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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67857

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. STREICHER CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall St - 12th Floor # 1268
(No. and Street)

New York	NY	10005-2401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tanner Wickham

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, PC
(Name – *if individual, state last, first, middle name*)

369 Lexington Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 06 2017
Washington DC
416

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tanner Wickham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. Streicher Capital LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me on March 2nd, 2017

Signature

CEO

Title

Notary Public

VALERIE J STANOLEVICH
Notary Public - State of New York
NO. 01ST6295714
Qualified in New York County
My Commission Expires Jan 6, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. Streicher Capital LLC
Table of Contents
December 31, 2016

Rotenberg Meril

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
J. Streicher Capital, LLC

We have audited the accompanying statement of financial condition of J. Streicher Capital, LLC (the "Company"), as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
March 3, 2017

J. Streicher Capital LLC
Statement of Financial Condition
December 31, 2016

ASSETS	
Cash	$ 17,992
Accounts Receivable	33,550
Due From member	8,998
Due From related party	3,700
Prepaid expenses	8,957
Fixed assets, net	982
Total assets	$ 74,179
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities:	
Accounts payable and accrued expenses	$ 27,636
Total liabilities	27,636
Members' Equity	46,543
Total liabilities and members' equity	$ 74,179

These financial statements and schedules are deemed confidential persuant to subparagraph (e)(3) of Rule 17 a-5 of the Security Exchange Comission.

The accompanying notes are an Integral part of these financial statements

1. Organization and Business

J. Streicher Capital LLC (the "Company"), is a limited liability company and was formed under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is authorized to engage in the distribution of debt and equity securities of corporations and other entities, through the private placement of such securities to accredited investors and institutions. It is also authorized to provide merger and acquisition services.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company provides for depreciation over and estimated useful life of three years using the straight line method.

Accounts Receivable

The Company provides an allowance for doubtful accounts based on the age of past due accounts and an assessment of the entity's ability to pay. As December 31, 2016, the Company believes that all accounts receivable are collectible.

Revenue Recognition

Consulting and advisory fees are earned from merger and acquisition consulting. These fees are recognized when earned in accordance with the terms of their respective agreements.

Private placement (investment banking) retainer fees are recognized when earned in accordance with the terms of their respective agreements.

Private placement (investment banking) success fees derived from the placement of securities are earned when the placement is completed and the income is reasonable determinable.

Income Taxes

The Company is a limited liability corporation that has elected to be taxed as a partnership. As such, the Company is not liable for federal or state income taxes. The taxable income or loss is allocated to the members. However, the Company is subject to a 4% New York City Unincorporated Business Tax ("UBT").

The Company accounts for income taxes in accordance with accounting guidance now codifies as FASB ASC 740, "Income Taxes," which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Company's federal, state and New York City income tax returns are generally open for examination for years subsequent to 2013.

Subsequent Events

Subsequent to year end, the Company paid capital withdrawals in the amount of $80,000 on January 24, 2017.

The Company has evaluated subsequent events through March 3, 2017, the date the financial statements were available to be issued and has determined that there are no further subsequent events requiring recognition or disclosure in financial statements.

3. Concentration of Credit Risks

Cash

The Company maintains its cash in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company is therefore subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

4. Fixed Assets, net

Fixed assets, net at December 31, 2016 consists of:

Computer equipment	$	11,787
Less: Accumulated depreciation		(10,805)
	$	982

5. Transactions with Related Parties

The Company maintained a license agreement with one of its affiliates for the use of office space, office furniture and internet services until August of 2016, when it entered into a month to month rent agreement with an unrelated party.

During 2015, the Company provided a loan in the amount of $6,500 to one of its members, Prive Markets, LLC. As of December 31, 2016, this amount was still outstanding and included in due from member total of $8,998 in the statement of financial condition.

5. Transactions with Related Parties (continued)

At December 31, 2016, J. Streicher Asset Management, LLC, a related party, owed the Company $3,700 for expenses the Company paid on their behalf in prior years. The Company believes the loan is fully collectable.

The members of the Company have committed to fully fund the Company, now and in the future, and to deposit additional funds should it become necessary for the Company to remain in net capital compliance.

6. Income taxes

No provision has been provided for UBT for the year ended December 31, 2016 as the Company incurred a taxable loss.

At December 31, 2016, the Company had available approximately $687,000 of net operating loss carry forwards which expire in the years 2033 through 2036.

The significant components of the Company's deferred tax assets are as follows at December 31, 2016:

Net operating loss carry forward	$ 27,400
Valuation allowance	(27,400)
Net deferred tax assets	$ 0

Due to the uncertainty of its realization, a full valuation allowance has been established for the deferred tax assets. The valuation increased by $8,200 from the December 31, 2015 amount primarily as a result of the increase in the net operating loss of the Company.

7. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2016, the Company had net capital of $13,486 which exceeded the required net capital of $5,000 by $8,486. The Company's ratio of aggregate indebtedness to net capital was 2.05 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Act of 1934 as the Company does not hold customers' cash or securities.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067837 FINRA DEC
J STREICHER CAPITAL
44 WALL ST STE 1268
NEW YORK NY 10005-2401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ALAN KRIM 516-526-1586

2. A. General Assessment (item 2e from page 2) $ 1,012

B. Less payment made with SIPC-6 filed (exclude interest) (169)

7/14/16
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 843

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $843

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J Streicher Capital
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Financial Officer
(Title)

Dated the _____ day of _______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$404,922
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$404,922
2e. General Assessment @ .0025	$1,012
	(to page 1, line 2.A.)

J. Streicher Capital LLC

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2016
(Public Document)

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.